FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	August 12, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Non-Brokered Private Placement and Debt Settlement

First Majestic Silver Corp. (the "Company") is pleased to announce a proposed non-brokered private placement offering consisting of up to 4,000,000 units (“Units”) of the Company to be issued at a price of CDN$2.30 per Unit (the “Offering”) for gross proceeds of up to $9,200,000. Each Unit will consist of one common share (a “Unit Share”) and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to purchase one additional common share of the Company (“Warrant Shares”) at an exercise price of CDN$3.30 per Warrant Share for a period of two years after the closing of the Offering.

The Company is also pleased to announce that it will settle certain debts of its subsidiaries in the aggregate amount of up to $4,000,000 and has entered into debt settlement agreements with those creditors to settle such debt by the issuance of up to 1,739,130 common shares (the “Debt Shares”) of the Company at a deemed price of CDN$2.30 per Common Share.

The Company plans to use the net proceeds of the Offering as general working capital in respect to its three operating silver mines; the La Encantada Silver Mine, La Parrilla Silver Mine, and the San Martin Silver Mine all located in Mexico.

A finder’s fee of 6% cash will be payable on a portion of this private placement to an arm’s length party. Closing of the private placement and the debt settlement is subject to receipt of all required regulatory approvals, including the consent of the Toronto Stock Exchange.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.